UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-264067) of Greenbrook TMS Inc. (the “Corporation”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT

On April 15, 2022, the Corporation filed with the Securities and Exchange Commission a prospectus supplement (the “Prospectus Supplement”) to the prospectus dated April 15, 2022 included in the Corporation’s shelf registration statement on Form F-3 (File No. 333-264067). The Prospectus Supplement was filed for the purpose of registering the resale from time to time by certain selling shareholders named in the Prospectus Supplement (collectively, the “Selling Shareholders”) of up to 2,353,347 common shares of the Corporation (the “Common Shares”) that were previously issued to the Selling Shareholders on a private placement basis on June 14, 2021.

The Corporation will not receive any of the proceeds from the sale of Common Shares by the Selling Shareholders. In connection with the filing of the Prospectus Supplement, the Corporation is filing an opinion of its outside counsel, Torys LLP, regarding the legality of the Common Shares being offered, which opinion is filed as Exhibit 5.1 to this Report.

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Torys LLP

23.1	Consent of Torys LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: April 15, 2022	By:	/s/ Bill Leonard
Name: Bill Leonard

Title: President & CEO